

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 14, 2016

Charles Zhang
Chief Executive Officer
Sohu.com Inc.
Level 18, SOHU.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K**
> **Furnished August 2, 2016**
> **File No. 000-30961**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Part III

Executive Compensation (Incorporated by Reference to the Definitive Proxy Statement on Schedule 14A filed April 27, 2016).

1.   Executive compensation disclosure is required for a company's principal executive officer, its principal financial officer and its "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." Refer to Item 402(a)(3) of Regulation S-K. Please advise why you provide executive compensation disclosure for

only two named executive officers. In preparing your response, consider the persons identified as "senior management" on your website and, for each such person, provide an analysis that addresses each prong of the definition of executive officer set forth in Exchange Act Rule 3b-7.

Consolidated Financial Statements

Note 16. Sohu.com Inc. Shareholders' Equity

Stock Incentive Plans, page F-50

2.   We note from your disclosures on page F-53 that Sogou's expected volatility at the valuation date was estimated based on the historical volatility of comparable companies. We further note from your disclosures on page F-54 that the method used to determine the fair value of share options granted to members of Sohu's Board of Directors, management and other employees was the same as the method used for the share options granted to Sogou's management and key employees. Please tell us what consideration was given to using the company's historical pricing data in arriving at a volatility assumption for the Sohu share options. In addition, tell us what consideration was given to disclosing the reason for the continued reliance on the historical volatility of comparable companies in arriving at this assumption. We refer you to ASC 718-10-55-37 and SAB Topic 14.D.1.

Form 8-K furnished on August 2, 2016

3.   We note your business outlook for the third quarter of fiscal 2016 includes non-GAAP net loss before deducting the share of non-GAAP net income pertaining to the non-controlling interest, non-GAAP net loss attributable to Sohu.com Inc., and non-GAAP net loss per fully diluted share attributable to Sohu.com Inc. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services